August 8, 2014

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bed Bath & Beyond Inc.
Form 10-K for Fiscal Year Ended March 1, 2014
Filed April 29, 2014
File No. 000-20214

Dear Mr. Thompson:

Bed Bath & Beyond Inc. is in receipt of your comment letter dated August 4, 2014 relating to the above referenced filing and the Company is currently in the process of preparing a response.  The Company respectfully requests an extension to provide its response to you no later than September 4, 2014.

Sincerely,

/s/ Susan E. Lattmann
Susan E. Lattmann
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)